THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

September 25, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 5
Originally filed October 14, 2008
File No.: 333-154243

Dear Mr. Mancuso and Mr. Kruczek:

Below please find our responses to the Commission’s fifth comments in its letter dated August 24, 2009 (the “Comment Letter”); regarding the above-captioned Registration Statement filed by our client BAETA Corp., a New Jersey corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

As our business grows…page 6

1.
Your disclosure here indicates that Dr. Gak is your only full-time officer. Your disclosure on page 36 indicates that Dr. Gak only devotes 50% of his time to the business. Your disclosure on page 36 further indicates that Mr. Pushkantser is a full-time employee. Please reconcile.

Response:

Per SEC Comment #1, this discrepancy has been reconciled. Please be advised that Mr. Pushkantser is currently our only employee serving on a full-time basis.

Products and Services, page 12

2.
We reference the disclosure on page 12 that you will require $100,000 to manufacture the initial run of MyPainAway Pain Tracking System devices and initiate market testing of the product. Your disclosure then states that you began marketing and launched the MyPainAway device during the fourth quarter of 2008. Clarify whether the additional investment of $100,000 was received before your began selling the device during 2008.

Response:

Per SEC Comment #2, this disclosure has been revised and updated per the Commission’s instruction.

Selling Stockholders, page 27

3.	Regarding your response to prior comment 2:

•
Your response and exhibit list beginning on page 71 indicate that the written summary of the verbal modification was filed as exhibit 10.2.2. However, it appears that the written summary was actually filed as Exhibit 10.22. Please revise your exhibit list or re-file the exhibit, as appropriate; and

•
It continues to appear that the August 2008 amendment filed as exhibit 10.3 contradicts the written summary of the verbal modification mentioned in your response and filed as exhibit 10.22. For example, according to your response and exhibit 10.22, the verbal modification amended Section II(a)(i)(1)(b) of the agreement filed as exhibit 10.2.1 to issue Mr. Rogers 152,000 common shares rather than issuing him 4,500 restricted shares per month for the four-month term at the rate of $0.50 per share. However, paragraph 2 of exhibit 10.3 indicates that exhibit 10.2.1 was further amended to provide that the equity compensation issued to Mr. Rogers for the first term of the agreement would be 4,500 restricted shares, but at the rate of $0.25 per share. Please reconcile.

Response:

Per SEC Comment #3, bullet point #1, this pagination error with respect to the Exhibit has been corrected.

Per SEC Comment #3, bullet point #2, please be advised that the intention of Section 2 of Exhibit 10.3 was solely to amend the conversion rate to $0.25 per share. All other items as amended by the verbal agreement evidence in Exhibit 10.2.2 remained unchanged.

4.
Please clarify which transaction generated the shares to be sold by Douglas Rogers. Given your disclosure on page 32 and your placement of and disclosure in footnote 17 to your Selling Stockholders’ table, it is unclear whether the offered shares were issued before you originally filed this registration statement.

Response:

Per SEC Comment #4, the initial registration statement for Baeta Corp. was filed on October 14, 2008. Douglas Rogers was issued 152,000 shares of common stock on July 17, 2009, pursuant to the verbal modification to the original consulting agreement. These shares are being registered and offered for sale in this registration statement.

5.	We note your revisions to prior comment 3:

•
Please tell us the reasons for the increased number of shares disclosed in the fourth column for Mikhail Tsypenyuk and the increased number in your fee-table. Also tell us how the increased numbers are consistent with the concerns noted in prior comment 5 in our letter dated February 23, 2009;

•	Given the numbers disclosed in the second and fourth columns for Mikhail Tsypenyuk, tell us how you concluded that he will own “0” shares after this offering;
•	Tell us why the second column of the table for Dr. Bekker does not included the 50,000 shares underlying the option mentioned on page 20;
•	Tell us where note 15 appears in your table; and
•
You disclose in note 8 that you sold 930,400 shares in the offering mentioned in that note. However, your disclosure in the selling stockholders table regarding purchasers in that offering and disclosure on page 57 regarding Dr. Gak’s spouse purchase in that offering indicate that you sold a different number of shares than in mentioned in note 8. Please reconcile. When you respond to this bullet, please provide a table that lists each purchaser of your securities in that offering and the number of securities that each purchaser acquired.

Response:

Per SEC Comment #5, bullet point #1, please be advised that this increase was made in error. Mr. Tsypenyuk, while beneficially owning 66,000 shares of BAETA common stock, is only registering 16,000 shares of common stock in this registration statement. The appropriate revisions have been made throughout the registration statement.

Per SEC Comment #5, bullet point #2, this error has been revised.

Per SEC Comment #5, bullet point #3, please be advised that the stock option granted to Dr. Bekker is not included under this section because such options have not yet vested. On January 29, 2009, Dr. Bekker was granted stock options to purchase 50,000 shares of BAETA common stock at a purchase price of $0.50 per share. In accordance with the stock option agreement, the first 20% of the grant or 10,000 shares of common stock shall vest on January 29, 2010. The remainder of the grant becomes vested in yearly increments thereafter. As no part of the stock option granted to Dr. Bekker becomes vested within a sixty (60) day period, we are not including such stock options in accordance with the beneficial ownership rules.

Per SEC Comment #5, bullet point #4, please be advised that note 15 has been removed and the table has been revised accordingly.

Per SEC Comment #5, bullet point #5, we respectfully wish to advise the Commission that no discrepancy exists in the disclosures mentioned. To clarify, from the period of August through September of 2008, the Company conducted an offering of its common stock to certain qualified investors. The offering was conducted in accordance with exemptions from registration pursuant to Section 4(2) and Rule 506 of Regulation D under the Securities Act. Pursuant to the terms of the offering, the Company offered up to 1,000,000 shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.25 per share, solely to “accredited investors” only as defined in Rule 501(a) of Regulation D of the Securities. As of the close of the offering on September 25, 2008, the Company had sold approximately 930,400 shares of its common stock to approximately 44 accredited investors, and had raised an aggregate of $232,600.

Included within the 930,400 shares of common stock sold in this private offering, Dr. Alexander Gak’s spouse, Marina Suni was a participant to this offering, purchasing 320,000 shares of common stock out of the 930,400 shares purchased in total, at the purchase price of $0.25 per share, for an investment of $80,000.

Directors, Executive Officers…page 36

6.
We reissue the first sentence of prior comment 6 because Mr. Burkland’s business experience during the past five years remains unclear. We note the disclosure regarding his involvement with businesses since “the beginning of 2005” but his business experience for entire time period for which disclosure is required pursuant to Regulation S-K Item 401(e) is unclear from your disclosure. It is also unclear where you have identified the “multi-billion dollar communications company” mentioned on page 37. Please revise. Also revise to clarify the dates of the business experience during the past five years for the other executive officers added to your disclosure in this amendment.

Response:

Per SEC Comment #6, these several disclosures have been revised accordingly per the Commission’s instruction.

Employment Agreements, page 43

7.	Please disclose the material terms of your executive officers’ employment agreements.

Response:

Per SEC Comment #7, the material terms of our executive officers’ employment agreements have been disclosed in the appropriate section.

Security Ownership of Certain Beneficial Owners and Management, page 43

8.
We reissue prior comment 9 because your disclosure in the financial statements regarding the number of shares outstanding as of December 31, 2008 continues to be inconsistent with your disclosure on pages 62-65 regarding the number of shares you have issued as of December 31, 2008. Specifically, you disclose on pages F-4 and F-6 that the number of common shares outstanding as of December 31, 2008 was 21,476,680. However, you disclose on page 65 that the number of shares outstanding following the last unregistered issuance during 2008 was 21,506,680. Also, according to your disclosure on page 66, you had 21,621,962 common shares outstanding as of March 31, 2009. However according to your disclosure on pages F-15, F-17, and F-21, you had 21,591,962 shares outstanding as of March 31, 2009. Please reconcile.

Response:

Per SEC Comment #8, these disclosures have been revised to show the accurate number of shares outstanding.

9.
We reissue prior comment 10 because you disclose in footnote 1 that you have 21,920,458 common shares outstanding and 100 preferred shares outstanding. Adding those numbers does not equal an “aggregate of 21,910,558 voting securities”.

Response:

Per SEC Comment #9, this error has been corrected and revised accordingly.

10.
Please tell us why your disclosure here regarding Mr. Burkland’s beneficial ownership does not appear to include the “immediately vested option” to purchase 150 shares mentioned in Exhibit A to Exhibit 10.9.

Response:

Per SEC Comment #10, the beneficial ownership table has been updated and revised for complete accuracy.

11.	Your table here indicates that Mr. Smith beneficially owns 60,058 common shares. Your disclosure on pages 62-68 indicates that you have only issued 50,058 common shares to Mr. Smith. Please reconcile.

Response:

Per SEC Comment #11, please be advised that in addition to the disclosures on pages 62-68 where Mr. Smith received shares of common stock for various services rendered, he and his wife, Lisbet, also purchased 10,000 of common stock as cash investors on August 25, 2008 in BAETA’s Regulation D, 506 private offering. No amount of the Smith holdings of common stock are being registered in this offering as Mr. Smith is an officer and affiliate of the Company.

Experts, page 49

12.	Please file the consent mentioned in the first paragraph.

Response:

Per SEC Comment #12, this consent has been filed as Exhibits 5.1 and 23.1 respectively.

Plan of Operations, page 51

13.
We see that you will require $1,000,000 to $1,500,000 to execute your plan of operations for the next 12 months. Please revise to disclose your plans for obtaining the required financing, such as obtaining debt or selling additional shares of your stock.

Response:

Per SEC Comment #13, a disclosure has been added with regards to methods of financing in accordance with the Commission’s instruction.

Results of Operations for the 3 months ended March 31, 2009, page 53

14.
Please revise your revenues and sales discussion to specifically discuss the nature of the revenue recorded during 2009. For example, disclose the type of products sold and discuss the increase in revenues in terms of units sold and unit price.

Response:

Per SEC Comment #14, this section has been revised in accordance with the Commission’s instruction.

Critical Accounting Policies

15.
As we see that you issued stock options during 2009, please revise to provide a discussion of the judgments required in determining the fair value of stock options. This disclosure should discuss the assumptions used in the specific methodology (such as the Black-Scholes Merton Method) you use to determine fair value of stock options.

Response:

Per SEC Comment #15, this disclosure has been added per the Commission’s instruction.

16.	As a related matter, we see that you issue stock for services. Please also revise to discuss the assumptions used to value the issuance of stock compensation to non-employees.

Response:

Per SEC Comment #16, this disclosure has been added per the Commission’s instruction.

(e). Revenue Recognition, page 55

17.
Revise your disclosure to specifically discuss the estimates and assumptions that you use when recognizing revenues. That is, revise your disclosure as it relates specifically to your sales arrangements. As a related matter, tell us why you state that you have not realized any revenues when you began to recognize revenues in 2009. In addition, there reference to inception as February 11, 2003 is unclear since you previously refer to the inception of the company as August 14, 2007.

Response:

Per SEC Comment #17, this entire section has been revised accordingly.

(f). Software Development Costs, page 55

18.
Please revise this disclosure to focus on the significant judgments made and estimates used in applying the accounting guidance software development costs. The reference to the accounting literature is not meaningful to investors and does not adequately describe any applicable uncertainties inherent in accounting for software development costs.

Response:

Per SEC Comment #18, this disclosure has been revised per the Commission’s instruction.

Revolving Line of Credit, page 57

19.
We reissue the first sentence of prior comment 12 with respect to your disclosure here regarding the balance outstanding on the line of credit “at December 31, 2008” and disclosure in the following section regarding the amount of loans from shareholders outstanding “as of March 31, 2009”. In this regard, note that the disclosures required by Regulation S-K Item 404 are not limited to transactions with related parties that occurred only during the time periods for which you have provided financial statements.

Response:

Per SEC Comment #19, the Company is of the opinion that all transactions required to be disclosed pursuant to Item 404 of Regulation S-K have been disclosed properly.

Related-Party Transactions, page 57

20.	Please tell us why you have not disclosed the information required by Item 404 of Regulation S-K with respect to the related-party lease mentioned on pages F-13 and F-22.

Response:

Per SEC Comment #20, this disclosure has been added per the Commission’s instruction.

Software Development Agreement…page 57

21.	We note your response to prior comment 13:

•	We reissue the second bullet of that comment because it continues to be unclear from your disclosure how the amount you pay Extranome each month is determined;
•	Disclose the amount of cash you have paid to Extranome to date pursuant to the software development agreement;
•
Tell us which statements of work filed as exhibits support your disclosure on page 41 regarding dollar amount and number of shares you have issued to Extranome as of March 31, 2009 and December 31, 2008;

•	Please tell us why you filed statements of work only through June 2009; and
•	With a view toward clarified disclosure, please reconcile the Vendor identified in the statements of work with your disclosure that Extranome provides the services.

Response:

Per SEC Comment #21:

Bullet Point #1:

Please be advised that the Company inadvertently filed the wrong Statement of Work (“SOW’s”) during the last Amendment which were inaccurate and were never acted upon. The proper and most current SOW’s have been filed with this current Amendment, and reflect the actual relationship between BAETA Corp. and Extranome.

Please note that the amount BAETA pays to Extranome is clarified in the “Section 8 PRICING” for each monthly SOW. In accordance with Section 8 of each SOW, BAETA is to pay Extranome a fixed fee of $30,000 per month for services rendered.

This payment for services commenced in November 2008. Due to limited cash on hand, Extranome agreed (verbally) to accept $15,000 per month in cash, and $15,000 per month in BAETA common stock, based on a price per share of $0.50. Therefore, in addition to the cash portion of the payment as described above, BAETA has been issuing Extranome 30,000 shares per month in accordance with this payment agreement.

From November 2008 through September 2009, BAETA has made cash payments to Extranome in the aggregate amount of $115,000. BAETA’s payments to Extranome are outlined below:

MONTH SERVICES RENDERED	CASH PAYMENTS		EQUITY PAYMENTS	PAYMENT DATE
November 2008	$15,000		30,000 shares Common	December 12, 2008
December 2008		*	30,000 shares Common	January 23, 2009
January 2009	$15,000		30,000 shares Common	February 25, 2009
February 2009	$15,000		30,000 shares Common	March 25, 2009
March 2009		*	30,000 shares Common	April 24, 2009
April 2009	$15,000		30,000 shares Common	May 24, 2009
May 2009	$15,000		30,000 shares Common	June 24, 2009
June 2009	$15,000		30,000 shares Common	July 28, 2009
July 2009	$12,500	**	30,000 shares Common	August 28, 2009
August 2009	$12,500	**	30,000 shares Common	September 25, 2009

Totals:	$115,000 through 9/2009		300,000	—
*	Monthly cash payment was missed due to shortages in cash on hand. This payment was classified as an Account Payable in the amount of $15,000.
**	Monthly cash payment was reduced to $12,500 due to shortages in cash on hand. The balance of $2,500 for this month has been classified as an Account Payable in the amount of $2,500.

As can be seen, due to insufficient cash on hand, on January 23, 2009 and April 24, 2009, BAETA was unable to pay the cash portion due Extranome in the amount of $15,000 for each respective month for services rendered by Extranome to BAETA for the months of December 2008 and March 2009. Therefore, this aggregate amount of $30,000 due Extranome for services rendered during the months December 2008 and March 2009 has been classified as an Accounts Payable for $30,000 on the Company’s financial statements.

In addition, on August 28, 2009 and September 25, 2009, BAETA paid a reduced amount of $12,500 to Extranome for services rendered by Extranome to BAETA for the months of July 2009 and August 2009, respectively. The aggregate amount in arrears due Extranome of $5,000 has been classified as an Accounts Payable for $5,000 on the Company’s financial statements.

Please be advised that Extranome is not assessing BAETA any penalties or interest on the amount in arrears due Extranome.

Bullet Point #2:

Please refer to the response to Bullet Point #1 above.

Bullet Point #3:

Please refer to the response to Bullet Point #1 above.

Bullet Point #4:

Please refer to the response to Bullet Point #1 above.

Bullet Point #5:

Please be advised that the Company inadvertently filed the wrong Statements of Work during the last Amendment which were inaccurate and were never acted upon. The proper and most current SOW’s have been filed with this current Amendment, and reflect the actual relationship between BAETA Corp. and Extranome. Please refer to response to Bullet Point #1 above for further classification.

Changes in and disagreements with accountants and financial disclosure, page 60

22.
We see that Stan J.H. Lee, CPA, CMA resigned as your auditor on May 26, 2009. Please revise to provide the disclosures required by Item 304 of Regulation S-K. In addition, tell us your consideration of the need to file Exhibit 16, as required by Item 601 of Regulation S-K.

Response:

Per SEC Comment #22, this section has been revised per the Commission’s instruction and per the regulations. Exhibit 16 has been filed accordingly (see Exhibit 16.1).

Financial Statements for the year ended December 31, 2008, page F-1

23.
We reference the disclosure on page 60 that you conducted a review of the December 31, 2008 audited financial statements, and determined that many material errors were present necessitating a re-audit. Since it appears that you restated your financial statements, please revise your financial statements to include the disclosures required by FASB ASC 250-10-50-7 through 10.

Response:

Per SEC Comment #23, this section has been revised per the Commission’s instruction and per the regulations.

Report of Independent Registered Public Accounting Firm, page F-2

24.
We note the reference in the audit report to the statement of operations, stockholders’ deficit and cash flows for the year-ended December 31, 2007. Since you began operations on August 14, 2007, please have your auditors revise their report to appropriately refer to the periods reflected in the audited financial statements (August 13, 2007 (inception) through December 31, 2007). The captions used in the financial statements should be similarly revised.

Response:

Per SEC Comment #24, this item has been revised per the Commission’s instruction and per the regulations.

25.
Please have your auditors revise their report to also disclose their association with the cumulative data of August 14, 2007 to December 31, 2008. In addition, the report should include the city and state where the audit report was issued, as required by Article 2-02 of Regulation S-X.

Response:

Per SEC Comment #25, this item has been revised per the Commission’s instruction and per the regulations.

Balance Sheets, page F-3

26.
Revise the line item “Deficits” to a more descriptive title such as “losses that have accumulated during the development stage” as required for Development Stage Companies under FASB Accounting Standards Codification 915.10.

Response:

Per SEC Comment #26, this item has been revised per the Commission’s instruction and per the regulations.

Statement of Operations, page F-5

27.
We note that you currently present compensation expense associated with stock issuances and/or stock options as a separate line item on the face of the income statement. Consistent with the guidance in SAB Topic 14-F, please revise the statement for future filings to present the stock-based compensation in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may present the amounts related to stock-based compensation in the footnotes to the financial statements or within the MD&A.

Response:

Per SEC Comment #27, this item has been revised per the Commission’s instruction and per the regulations.

28.	We note that you incurred minor interest expense. Please revise your footnotes to clearly describe the nature of the interest costs as it relates to your outstanding loans.

Response:

Per SEC Comment #28, this item has been revised per the Commission’s instruction and per the regulations.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates, page F-8

29.
We see that you have recorded other assets such as software application and organization costs. Please revise to disclose the nature of these assets and your accounting policy for capitalizing and amortizing them. Please also disclose your policy for identifying and measuring impairment of the assets.

Response:

Per SEC Comment #29, this item has been revised per the Commission’s instruction and per the regulations.

30.
Please also revise to disclose your policy for capitalizing and depreciating property, plant and equipment. Please also describe how you assess and review for impairment of the assets. Refer to FASB ASC 360-10-35.

Response:

Per SEC Comment #30, this item has been revised per the Commission’s instruction and per the regulations.

Note 2. Revolving Line of Credit, page F-11

31.	Revise to also disclose the interest rate and maturity of the unsecured line of credit or state that there is none.

Response:

Per SEC Comment #31, this item has been revised per the Commission’s instruction.

Note 3. Related Party Transactions, page F-11

32.
The disclosure of the shares issued to the founder of the company of August 15, 2007 does not appear to have been retroactively adjusted for the stock split that occurred on May 15, 2008. Please revise to ensure that all disclosures of common shares throughout the document are retroactively restated to reflect the post-split number of shares.

Response:

Per SEC Comment #32, these items have been revised per the Commission’s instruction.

33.
Tell us why you should not classify the loans from shareholders’ as a current liability. We see that there are no stated terms for repayment and it appears that the debt holder could demand payment of the debt at anytime. Refer to FASB ASC 470-10-45-10.

Response:

Per SEC Comment #33, the intention of the loan was not to enable the debt holder to be able to demand payment. Additionally, the more appropriate classification was as an advance and has been so changed to "Shareholder Advance". We have recently codified the advance in an agreement that is now included in the S-1 and noted the terms in the footnotes as a subsequent event. The loan agreement is attached to the registration statement as Exhibit 10.17.

34.
Your disclosure states that you acquired and received the license of MyHealthID Medical Records System from Extranome in September of 2008 for no cash or equity consideration but will pay royalties based on 49% of all net revenues in perpetuity. Tell us how you are accounting for the transaction in the current financial statements and how you will account for the royalties once you start generating revenues. Tell us what you mean by the statement on page 16 that you will “capitalize its ownership…at the appropriate time and utilizing GAAP and/or IFRS compliant asset valuation estimate procedures”. Please note that since BAETA Corp. and Extranome are under common control, under the accounting literature; all transfers of assets between the entities would be recorded at historical cost.

Response:

Per SEC Comment #34, the Company has not added an asset, liability, income item or expense to the current financial statements as a result of the transaction because there is no evidence that any revenues which would result in royalties on My Health ID will appear in the future.

Software Development Agreement with Extranome, Inc.

35.
Tell us the nature of the software development work performed by Extranome, including whether you capitalize or expense these costs and the basis for your accounting. As a related matter, tell us how you have been recording the issuance of the common shares to Extranome in your financial statements. Please tell us and revise to include your valuation procedures including the estimates and assumptions you use estimate the value of the common shares issued.

Response:

Per SEC Comment #35, Extranome provides product development and support services for BAETA Corp., namely, software engineering, testing, partial production hosting, electronics design, development, and prototyping for all current products. We capitalize half of the costs charged by Extranome, because our review of their work led us to conclude that half of it was on the development of the product and the other half on company support. The issuance of common shares to Extranome has been recorded in the same manner as any other service provider and half of the recorded cost is capitalized, with half expensed. The valuation information has been updated in the Critical Accounting Policies as well as for each issuance.

36.
As a related matter, we reference the disclosure that Extranome has received 30,000 shares for each month since November 2008. Tell us how this reconciles with the disclosure that 240,000 shares have been issued to date.

Response:

Per SEC Comment #36, to date, Extranome has received 300,000 shares of BAETA common stock for services rendered pursuant to their Agreement. Please see the response to Comment #21 above for full clarification with respect to this issue.

Note 4. Stockholders’ Equity, page F-11

37.
For each stock issuance in 2008, please revise to discuss how you determined the fair value of the shares or services received in accordance with FASB ASC 718-10-55. Discuss the significant assumptions and estimates that you considered in your calculation of fair value.

Response:

Per SEC Comment #37, this item has been revised per the Commission’s instruction.

Financial Statements for the quarter ended March 31, 2009, Page F-4

38.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response:

Per SEC Comment #38, the financial statements have been revised per the Commission’s instruction.

Statement of Operations, page F-16

39.
Revise your filing to include the comparative period in 2008 along with your 2009 quarterly information as required by Rule 8-03 of Regulation S-X. Separately, you should continue to provide the inception to date information as required by FASB ASC 915-225-45.

Response:

Per SEC Comment #39, this item has been revised per the Commission’s instruction.

Statements of Cash Flows, page F-18

40.	Revise your filing to include the comparative period in 2008 along with the 2009 quarterly information. Refer to Rule 8-03 of Regulation S-X and FASB ASC 915-230-45.

Response:

Per SEC Comment #40, this item has been revised per the Commission’s instruction.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates, page F-19

Basis of Presentation, page F-19

41.
Please revise to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading, as required by Instruction 2 to Rule 8-03 of Regulation S-X.

Response:

Per SEC Comment #41, this item has been revised per the Commission’s instruction.

42.
Please revise your accounting policy regarding revenue recognition to specifically discuss how you recognize revenue on products sold. For instance, describe what you consider to be evidence of a sales arrangement, clarify when title passes and identify when you consider delivery to have occurred. Discuss as well, any other significant terms of your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., and how they would impact the amount and timing of revenue recognized. If you provide customers with a product warranty, disclose how you account for that obligation to the extent that it is material.

Response:

Per SEC Comment #42, this item has been revised per the Commission’s instruction.

Note 4. Stockholders’ Equity, page F-21

43.	For each stock issuance in 2009, please revise to discuss how you determined the fair value of the shares or services received in accordance with FASB Accounting Standards Codification 718-10-55.

Response:

Per SEC Comment #43, this item has been revised per the Commission’s instruction.

44.
We also note that you issued stock options in 2009. Please revise your filing to include a detail of the stock options issued and the estimates and assumptions you used to value those stock options. Please refer to FASB ASC 718-10-55 for the valuation of stock based compensation and to FASB ASC 718-10-50 for the minimum disclosures regarding stock options that should also be included in your footnotes.

Response:

Per SEC Comment #44, this item has been revised per the Commission’s instruction.

Item 16. Exhibits, page 71

45.	Exhibit 10.10 is marked to indicate that it was filed with your third amendment to this registration statement. It appears, however, that Exhibit 10.10 has not yet been filed. Please reconcile.

Response:

Per SEC Comment #45, this error has been revised, and Exhibit 10.10 has been filed with this registration statement.

Exhibit 10.9

46.
Please ensure that the document you file as Exhibit 10.9 is complete, including all attachments. We note that such Exhibit does not currently include “Exhibit B”. Also tell us which exhibit you have filed represents the “Stock Option Purchase Agreement” mentioned in Exhibit A to Exhibit 10.9.

Response:

Per SEC Comment #46, Exhibit 10.9 has been re-filed and now includes the entire agreement.

Exhibit 23.1

47.	Please include an updated accountants’ consent with any amendment to the filing.

Response:

Per SEC Comment #47, this item has been revised per the Commission’s instruction.

48.	Please have your auditor revise their consent to also refer to being identified as an expert on page 49 of this registration statement.

Response:

Per SEC Comment #48, this item has been revised per the Commission’s instruction.